High Income Trust II (VLT)


         An Annual Meeting of Shareholders of the Fund was held on June 21, 2000, where shareholders voted on the election of trustees and the ratification of Deloitte & Touche LLP as the independent public accountants. With regards to the election of Wayne W. Whalen as elected trustee by the common shareholders of the Fund 7,013,252 shares voted in his favor and 136,912 shares withheld. With regards to the election of Rod Dammeyer as elected trustee by the preferred shareholders of the Fund 1,418 shares voted in his favor. The other trustees whose terms did not expire in 2000 were: David C. Arch, Howard J Kerr, Theodore
A. Myers, Richard F. Powers III, and Hugo F. Sonnenschein. With regards to the ratification of Deloitte & Touche LLP as the independent public accountants for the Fund 6,887,656 shares voted in favor of the proposal, 55,737 shares voted against and 208,189 shares abstained.